09057778

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67511

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NAPLES AIS. INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23150 Fashion Drive, Suite 231
(No. and Street)

Estero	FL	33928
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Diamos (404) 303-8840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 1 2 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 2 4 2009
Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TA 3/11

OATH OR AFFIRMATION

I, Anthony Diamos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NAPLES AIS, INC., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Principal

Title

MICHAEL O BROWN NOTARY PUBLIC GA MY COMMISSION EXPIRES ... COUNTY

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NAPLES AIS, INC.
(formerly Mcintyre Investments, Inc.)

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2008

NAPLES AIS, INC.
(formerly Mcintyre Investments, Inc,)

CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Naples AIS, Inc. (formerly Mcintyre Investments, Inc.)

We have audited the accompanying statement of financial condition of Naples AIS, Inc. (formerly Mcintyre Investments, Inc.) as of December 31, 2008, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Naples AIS, Inc. (formerly Mcintyre Investments, Inc.) as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 10, 2009

NAPLES AIS, INC.
(formerly Mcintyre Investments, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	17,981
Accounts receivable		17,500
Receivable from related parties (Note 3)		79,031
Receivable from employees		10,447
Furniture and equipment, net of accumulated depreciation of $9,853		21,038
Other assets		6,986
Total assets	**$**	**152,983**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Commissions payable	$	24,000
Accrued expenses		4,459
Total liabilities		28,459
CONTINGENCIES (Note 4)		
SHAREHOLDER'S EQUITY (Note 2):		
Common stock, no par value; 100 shares authorized, 100 shares issued and outstanding		10
Additional paid in captal		34,372
Retained earnings		90,142
Total shareholder's equity		124,524
Total liabilities and shareholder's equity	**$**	**152,983**

The accompanying notes are an integral part of this statement.

NAPLES AIS, INC.
(formerly Mcintyre Investments, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

REVENUE:	
Commissions and fees	$ 663,773
EXPENSES:	
Commissions, salaries and benefits	472,469
Professional fees	46,866
Occupancy	34,357
Advertising and promotion	23,813
Regulatory fees	22,655
General and administrative	10,762
Total expenses	610,922
NET INCOME	**$ 52,851**

The accompanying notes are an integral part of this statement.

NAPLES AIS, INC.
(formerly Mcintyre Investments, Inc.)

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid In Capital	Retained Earnings
BALANCES, December 31, 2007	$ 10	$ 34,372	$ 44,291
Distributions	-	-	(7,000)
Net income	-	-	52,851
BALANCES, December 31, 2008	**$ 10**	**$ 34,372**	**$ 90,142**

The accompanying notes are an integral part of this statement.

NAPLES AIS, INC.
(formerly Mcintyre Investments, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	52,851
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		5,480
Decrease in accounts receivable		66,376
Increase in receivable from related parties		(79,031)
Increase in receivable from employees		(10,447)
Decrease in other assets		22,864
Decrease in commissions payable		(44,415)
Decrease in accrued expenses		(8,342)
Net cash provided by operating activities		5,336
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Distribution to shareholder		(7,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(1,664)
CASH AND CASH EQUIVALENTS, at beginning of year		19,645
CASH AND CASH EQUIVALENTS, at end of year	**$**	**17,981**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Mcintyre Investments, Inc. is a Florida corporation incorporated on July 10, 2006 and on July 27, 2008 changed its name to Naples AIS, Inc. (the "Company"). The Company was founded to allow accredited Investors to selectively participate in alternate private placement transactions not typically available to them. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

Revenue recognition

The Company recognizes revenues as commissions and fees are earned upon the sale of various investment vehicles. Accounts receivable are carried at their estimated collectible amounts, and losses are determined on the basis of experience with the customer and current economic conditions. At December 31, 2008, management believes all receivables to be fully collectible.

15c3-3 exemption

The Company under Rule 15c3-3(k)(2)(i) is exempt from the customer reserve requirements of Rule 15c3-3 of the SEC. In addition, the Company is exempt from the possession or control requirements of Rule 15c3-3 of the SEC. The Company does not carry or clear customer accounts.

Cash and cash equivalents

For purposes of cash flows, the Company considers money market funds with maturities of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

Effective January 1, 2008, the Company converted to an S-Corporation with the Internal Revenue Service. As an S-Corporation the Company's shareholder is liable for federal and state income taxes on the Company's taxable income.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture and equipment

Furniture and equipment is stated at cost and depreciated using accelerated methods over the estimated useful lives ranging from three to seven years.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2008, the Company had a net capital deficiency of $(7,978) and net capital requirements of $5,000. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. At December 31, 2008 the Company was not in compliance with the net capital provision of Rule 15c3-1 and the net capital ratio. The Company sent the required notification to the SEC and FINRA and the Company's shareholder subsequently contributed $25,000 to cure the deficiency.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an expense agreement with a related entity. Under the agreement, the related entity bills the Company for overhead expenses incurred. For the year ended December 31, 2008 the Company billed a total of $116,485 to this related entity. In addition the Company leases office space from this related entity on a month-to-month basis.

At December 31, 2008, the Company had $79,031 due from related entities.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company's financial instruments, including cash, receivables, and payables, are carried at amount that approximate fair value due to the short-term nature of those instruments.

The Company is in the business of syndicating and marketing real estate interests to accredited investors. Its business is directly affected by downturns in the real estate market and its ability to raise capital during distressed economic conditions.

SUPPLEMENTARY INFORMATION

NAPLES AIS, INC.
(formerly Mcintyre Investments, Inc.)

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2008

CREDIT:		
Shareholder's equity	$	124,524
DEBITS:		
Non-allowable assets:		
Accounts receivable		15,000
Receivable from related parties		79,031
Receivable from employees		10,447
Furniture and equipment, net		21,038
Other assets		6,986
Total debits		132,502
NET CAPITAL DEFICIT	$	(7,978)
AGGREGATE INDEBTEDNESS:		
Commissions payable	$	24,000
Accrued expenses		4,459
Total aggregate indebtedness	$	**28,459**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		N/A

See the accompanying Independent Auditors' Report.

NAPLES AIS, INC.
(formerly Mcintyre Investments, Inc.)

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING
DECEMBER 31, 2008

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$	26,492
Adjustments:		
Increase in non-allowable assets		(13,279)
Increase in commission expense		(21,191)
NET CAPITAL DEFICIT PER REPORT PURSUANT TO RULE 17A-5(d)	$	(7,978)

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Naples AIS, Inc.

In planning and performing our audit of the financial statements and supplementary information of Naples AIS, Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, although the Company generates financial statements on a timely basis in accordance with generally accepted accounting principles, it does not include footnotes to these statements. Accordingly, this is considered a control deficiency. In addition, at December 31, 2008 the Company had an inadequacy in its internal control due to not recording certain liabilities on a timely basis and the inclusion of non-allowable assets as allowable assets in the Company's net capital computations. Subsequently the Company's shareholder infused capital to cure the net capital deficiency.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as noted above, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

In addition, our review indicated that the Company was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2008, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 10, 2009

END